

March 14, 2014

Via E-mail
Phil Rehkemper
Chief Financial Officer
API Technologies Corp.
4705 S. Apopka Vineland Rd.
Suite 210
Orlando, FL 32819

> **Re:** **API Technologies Corp.**
> **Form 10-K for the fiscal year ended November 30, 2013**
> **Filed February 12, 2014**
> **File No. 001-35214**

Dear Mr. Rehkemper:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2013

Item 7. Management's Discussion of Financial Condition and Results of Operations, page 38

Goodwill and Intangible Assets, page 62

1. You disclose that you performed interim goodwill impairment testing for the SSC segment in both April and July 2013. We note that in both instances you disclose that the testing revealed that the carrying value of the assets exceeded fair value, but that no impairment had occurred. Tell us how you determined that there was no impairment of goodwill if the carrying amount of the net assets of the reporting unit exceeded its fair value.

2. In light of the material amount of goodwill attributed to the SSC segment, in future filings please disclose whether that segment is at risk of failing step one of the impairment testing model. In that case, please also disclose the margin, which maybe expressed as a percentage, by which fair value exceeds carrying amount of the reporting unit. Further, describe the key assumptions, the degree of uncertainty associated with the key assumptions and reasonably possible events or circumstances that could negatively impact the key assumptions.

Item 8. Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

3. Please tell us why you do not present goodwill impairment as a component of your operating expenses and explain why you believe classification below operating income (loss) is appropriate in GAAP. Refer to SAB Topic 5-P.

Note 2. Summary of Significant Accounting Policies, page F-11

Inventories, page F-12

4. You disclose that you perform inventory impairment testing on an annual basis. Tell us why that practice is appropriate in GAAP. Also, explain to us how you evaluate inventories for impairment at the end of each quarter. Please refer to FASB ASC 270-10-45-6.

5. As a related matter, in future filings please clarify how your accounting for inventory impairment considers the guidance from SAB Topic 5-BB. Under the cited guidance, inventory impairment charges provided at the close of a fiscal period create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Note 22. Segment Information, page F-45

6. We see that in this footnote and elsewhere in your document you present three measures of segment earnings including, "Operating income before expenses below," "Income (loss) from continuing operations," and "Net income (loss)" for each segment. Please help us better understand your segment disclosures by responding to the following:

   • Tell us the measure of segment earnings that is reviewed by the chief operating decision maker. In this regard, please tell us where your disclosures describe that measure as required by FASB ASC 280-10-50-29.
   • As you present more than one measure of segment earnings, tell us how your disclosures consider the guidance from FASB ASC 280-10-50-28 and FASB ASC 280-10-55-9 and -55-10.

- Clarify why you believe it is appropriate in GAAP to present more than one measure of segment earnings for each segment. In that regard, also tell us how your disclosures consider the guidance from Compliance and Disclosure Interpretation 104.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief